SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of June 2014

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

INVESTOR RELATIONS CONTACT investor.relations@homex.com.mx Vania Fueyo Zarain Investor Relations Officer +667-758-5838

Culiacán, Sinaloa, June 16th, 2014- Desarrolladora Homex, SAB de C.V. ("Homex" or the Company) announced today that it has received a judgment of “Concurso Mercantil” judgment with respect to the restructuring pre-packaged plan for Homex and its subsidiaries.

As a result of this judgment, Homex trusts that it will obtain the necessary legal resources to execute an inclusive and thorough restructuring plan to ensure a gradual recovery and more importantly, ensure the long-term viability of Homex, while at the same time protecting the Company’s creditors’ rights.

Simultaneously, through this concurso procedure, Homex intends to preserve its existing relations with its employees, suppliers, creditors, and local, state and federal authorities, as well as with mortgage financing institutions thus maintaining the continuity of Homex’s operations and the value of its on-going business.

During the pre-packaged Concurso Mercantil process Homex and its subsidiaries will continue to operate subject to the reformed rules of the Ley de Concursos Mercantiles. The Company intends to secure the necessary financing and liquidity to execute its reactivation plan which contemplates the resumption of construction of housing projects.

Homex will continue to inform the market on a timely basis about material developments in this legal procedure. Additional information about the Concurso Mercantil legal procedure can be found at the Company’s IR website http://www.homex.com.mx/ri/index.htm.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. The Company also has an Infrastructure division since 2009.

Desarrolladora Homex, S.A.B. de C.V. periodic reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 16 , 2014	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer